Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2022 Results

Shanghai, China—August 3, 2022—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the second quarter of 2022.

Second Quarter 2022 Financial and Operating Highlights

•	Polysilicon production volume was 35,326 MT in Q2 2022, compared to 31,383 MT in Q1 2022
•	Polysilicon sales volume was 37,545 MT in Q2 2022, compared to 38,839 MT in Q1 2022
•	Polysilicon average total production cost(1) was $7.26/kg in Q2 2022, compared to $10.09/kg in Q1 2022
•	Polysilicon average cash cost(1) was $6.51/kg in Q2 2022, compared to $9.19/kg in Q1 2022
•	Polysilicon average selling price (ASP) was $33.08/kg in Q2 2022, compared to $32.76/kg in Q1 2022
•	Revenue was $1,244.1 million in Q2 2022, compared to $1,280.3 million in Q1 2022
•	Gross profit was $946.9 million in Q2 2022, compared to $813.6 million in Q1 2022. Gross margin was 76.1% in Q2 2022, compared to 63.5% in Q1 2022
•	Net income attributable to Daqo New Energy Corp. shareholders was $627.8 million in Q2 2022, compared to $535.8 million in Q1 2022
•	Earnings per basic American Depositary Share (ADS)(3) was $8.36 in Q2 2022, compared to $7.17 in Q1 2022
•	EBITDA (non-GAAP)(2) was $955.4 million in Q2 2022, compared to $826.8 million in Q1 2022. EBITDA margin (non-GAAP)(2) was 76.8% in Q2 2022, compared to 64.6% in Q1 2022

	Three months ended
US$ millions except as indicated otherwise	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021
Revenues	1,244.1	1,280.3	441.4
Gross profit	946.9	813.6	303.2
Gross margin	76.1%	63.5%	68.7%
Income from operations	927.6	796.9	292.4
Net income attributable to Daqo New Energy Corp. shareholders	627.8	535.8	232.1
Earnings per basic ADS(3) ($ per ADS)	8.36	7.17	3.15
EBITDA (non-GAAP)(2)	955.4	826.8	311.7
EBITDA margin (non-GAAP)(2)	76.8%	64.6%	70.6%
Polysilicon sales volume (MT)	37,545	38,839	21,060
Polysilicon average total production cost ($/kg)(1)	7.26	10.09	6.31
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	6.51	9.19	5.41

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA and EBITDA margins on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS representing five (5) ordinary shares.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are very proud to deliver an excellent quarter with record production volume and profits. Revenue reached $1.24 billion, gross profit was $947 million with gross margin of 76%. Net income attributable to Daqo shareholders was $628 million , an increase of 17.2% from $535.8 million in the first quarter of 2022 and an increase of 170% from $232 million in Q2 2021. Our cash position at the end of the quarter was $3.3 billion, an increase of approximately $2.2 billion from $1.1 billion at the end of Q1 2022, reflecting our strong cash flow generation. Cash and bank note receivable combined balances reached $4.6 billion. Operating cash flow was $1.1 billion for the first six months of this year.”

“During the quarter, we operated at full capacity and produced 35,326 MT of polysilicon. More than 99% of our production were high-purity Mono-grade polysilicon products. We successfully ramped up our new Phase 4B facility to full capacity and further optimized its operational performance. Our sequential improvements in gross profit and gross margin were primarily driven by a 28% reduction in our polysilicon production cost. With higher manufacturing efficiency and better economy of scale, we reduced our per unit electricity cost and depreciation cost by 7% and 13% in RMB terms quarter-over-quarter, respectively. In addition, our metallurgical–grade silicon cost in the second quarter was reduced by 37% as compared to the first quarter. With our facility in optimized stable operations, we believe we will be able to maintain, and possibly further improve, our cost structure in Q3 and Q4 this year. We expect an even more favorable outlook for cost at our new Inner Mongolia facility.

“As a chemical refining facility, safe and stable operations are extremely important for polysilicon production, and our facilities perform the best under such conditions. In order to minimize the impact on operations, we will conduct our annual maintenance in phases spread throughout the third and fourth quarters. During the same time, we will conduct some technology improvement projects which are expected to further save energy and optimize efficiency. As a result, we expect our polysilicon production volume in the third quarter to be in the range of 31,000 – 32,000MT. With our better-than-expected operational performance in the first half of 2022, we are increasing our guidance on annual production volume to 129,000 – 132,000MT for the full year 2022, up from our previous guidance of 120,000-125,000MT.”

“In June 2022, our major operating subsidiary, Xinjiang Daqo, received the total gross proceeds of approximately RMB11 billion from its private offering on the Shanghai Stock Exchange. Upon completion of the private offering, Daqo New Energy beneficially owns approximately 72.68% of Xinjiang Daqo. Proceeds from the offering will be used primarily for our Phase 5A polysilicon project of 100,000 MT in Inner Mongolia. This new project is currently under construction and expected to be completed by the second quarter of 2023.”

“Driven by several favorable trends, the global solar industry saw robust demand in the first half of this year, and demand both in China and overseas continues to exceed market expectations. According to data from the China Photovoltaic Industry Association, China’s production of polysilicon and solar modules in the first half of 2022 was approximately 365,000 MT and 123.6 GW, respectively, an increase of 53.4% and 54.1% compared to the same period of 2021. While solar PV products’ supply increased significantly compared to last year, ASPs kept rising across the entire solar value chain due to stronger-than-expected end market demand. Despite rising ASPs, during the first half, solar PV installations in China reached 30.9 GW, and China exported 78.6 GW of solar modules, up 137% and 74%, respectively, over the same period of 2021. Driven by strong end market demand and increased orders from wafer suppliers, polysilicon ASPs and profitability improved continuously during the first half of this year despite increased supply. According to the China Silicon Association, the average price (VAT included) for high-density mono grade polysilicon increased significantly by 29.3% from RMB 229/kg in the first week in January 2022 to RMB 296/kg in the last week of July 2022. Nevertheless, our production is sold out for August and we have a strong order backlog for our products. We understand that many newly built wafer facilities are idle because of a shortage of polysilicon, as capacity expansion is much faster in downstream than in polysilicon sector.”

“Beyond the urgency to address climate change that is driving various supportive policies to accelerate the adoption of solar energy globally, the recent conflict in Europe has led to an energy crisis with substantially higher natural gas and oil prices. Solar PV is easy and fast to deploy and its cost, which has already reached grid parity, is locked-in for the next 20 to 30 years. The rise in energy costs has made solar PV increasingly attractive, especially in the countries currently facing energy shortages and seeking energy safety and independence. For instance, in the second quarter, European solar PPA price increased substantially and the market saw a substantial increase in demand from Europe with module exports to Europe greater than 50% of total module export for China.”

“In June, our board of directors authorized the Company to repurchase up to US$120 million worth of its own issued shares on the open market. As of today, we have already repurchased approximately $50 million worth of our ADRs and we will continue to do so as we believe our current ADR price is seriously undervalued and not reflective of our position as an industry leader with strong profitability and operating cash flow.”

“With growing global policy support and attractive economics, we are confident that solar PV market demand and prices will remain strong, providing sustainable and healthy profits to the solar manufacturing value chain. In the first half of 2022, despite a 53.4% increase in production volumes in China over the same period of 2021, polysilicon was still a drag on the entire solar PV manufacturing value chain and capacity expansion was meaningfully slower than in the downstream sectors. Challenges in getting energy consumption approvals, long construction times, and delayed ramp-up times, as well as the operational inexperience of new players, make polysilicon one of the sectors with the highest entry barriers and slowest expansion growth in the solar PV manufacturing value chain. We expect this imbalance to continue for a while and help our sector greatly benefit from the robust market demand. We will continue to focus on our core business and further strengthen our industry leadership by increasing capacity, reducing our cost structure and improving product quality so as to continuously reward our shareholders. Our vision is that in the not-too-distant future, renewable energy will displace fossil fuels to become the primary source of energy for humans, with solar energy playing the biggest role. And our mission is to help make that vision a reality.”

Outlook and guidance

The Company expects to produce approximately 31,000MT to 32,000MT of polysilicon in the third quarter of 2022 and approximately 129,000MT to 132,000MT of polysilicon in the full year 2022, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Second Quarter 2022 Results

Revenues

Revenues were $1,244.1 million, compared to $1,280.3 million in the first quarter of 2022 and $441.4 million in the second quarter of 2021. The minor decrease in the revenues as compared to the first quarter of 2022 was due to a decrease in sales volume but compensated by an increase in ASP.

Gross profit and margin

Gross profit was $946.9 million, compared to $813.6 million in the first quarter of 2022 and $303.2 million in the second quarter of 2021. Gross margin was 76.1%, compared to 63.5% in the first quarter of 2022 and 68.7% in the second quarter of 2021. The increase in gross profit and gross margin as compared to the first quarter of 2022 was primarily due to lower production cost and higher ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $14.4 million, compared to $15.5 million in the first quarter of 2022 and $9.3 million in the second quarter of 2021. SG&A expenses during the second quarter included $2.0 million in non-cash share-based compensation costs related to the Company’s share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $2.7 million, compared to $2.1 million in the first quarter of 2022 and $2.1 million in the second quarter of 2021. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $927.6 million, compared to $796.9 million in the first quarter of 2022 and $292.4 million in the second quarter of 2021.

Operating margin was 74.6%, compared to 62.2% in the first quarter of 2022 and 66.3% in the second quarter of 2021.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $955.4 million, compared to $826.8 million in the first quarter of 2022 and $311.7 million in the second quarter of 2021. EBITDA margin (non-GAAP) was 76.8%, compared to 64.6% in the first quarter of 2022 and 70.6% in the second quarter of 2021.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $627.8 million, compared to $535.8 million in the first quarter of 2022 and $232.1 million in the second quarter of 2021.

Earnings per basic American Depository Share (ADS) was $8.36, compared to $7.17 in the first quarter of 2022, and $3.15 in the second quarter of 2021.

Financial Condition

As of June 30, 2022, the Company had $3,284.3 million in cash, cash equivalents and restricted cash, compared to $1,127.7 million as of March 31, 2022 and $269.7 million as of June 30, 2021. As of June 30, 2022, the notes receivable balance was $1,269.3 million, compared to $1,499.4 million as of March 31, 2022 and $97.0 million as of June 30, 2021. As of June 30, 2022, total borrowings were nil, compared to nil as of March 31, 2022 and total borrowings of $156.6 million, including $70.9 million long-term borrowings, as of June 30, 2021.

Cash Flows

For the six months ended June 30, 2022, net cash provided by operating activities was $1,128.8 million, compared to $442.3 million in the same period of 2021. The increase was primarily due to higher revenues and gross margin.

For the six months ended June 30, 2022, net cash used in investing activities was $80.3 million, compared to $255.4 million in the same period of 2021. The net cash used in investing activities in 2022 was primarily related to the capital expenditures on the Company’s 100,000 MT polysilicon project in Baotou City, Inner Mongolia, which was partially offset by $265.0 million redemption of short-term investments

For the six months ended June 30, 2022, net cash provided by financing activities was $1,579.3 million, compared to net cash used in financing activities of $37.1 million in the same period of 2021. The net cash provided by financing activities in 2022 was primarily related to the net proceeds of $1,631.7 million from by Xinjiang Daqo’ private offering in China.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin (which represents the proportion of EBITDA in revenues). Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on August 3, 2022. (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=h0088h2l

A replay of the call will be available 1 hour after the end of the conference through August 10, 2022.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	8742766

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html
Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “might” and “guidance” and similar statements. Among other things, the outlook for the third quarter and the full year of 2022 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Six months ended
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2021
Revenues	$1,244,086	$1,280,323	$441,368	$2,524,409	$697,463
Cost of revenues	(297,220)	(466,767)	(138,133)	(763,987)	(275,284)
Gross profit	946,866	813,556	303,235	1,760,422	422,179
Operating expenses
Selling, general and administrative expenses	(14,430)	(15,483)	(9,267)	(29,913)	(18,301)
Research and development expenses	(2,711)	(2,079)	(2,101)	(4,790)	(3,299)
Other operating (expense)/ income	(2,143)	938	549	(1,205)	1,028
Total operating expenses	(19,284)	(16,624)	(10,819)	(35,908)	(20,572)
Income from operations	927,582	796,932	292,416	1,724,514	401,607
Interest expense, net	(3,677)	(1,468)	(6,431)	(5,146)	(13,973)
Investment income	34	1,495	-	1,529	-
Income before income taxes	923,939	796,959	285,985	1,720,897	387,634
Income tax expense	(143,460)	(129,908)	(43,083)	(273,368)	(57,570)
Net income	780,479	667,051	242,902	1,447,529	330,064
Net income attributable to non-controlling interest	152,662	131,208	10,802	283,871	14,746
Net income attributable to Daqo New Energy Corp. shareholders	$627,817	$535,843	$232,100	$1,163,658	$315,318

Earnings per ADS
Basic	8.36	7.17	3.15	15.53	4.29
Diluted	8.18	6.99	3.03	15.17	4.11
Weighted average ADS outstanding
Basic	75,119,100	74,710,994	73,714,734	74,915,182	73,522,256
Diluted	76,756,442	76,631,999	76,688,538	76,719,978	76,745,282

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	3,284,251	1,127,735	269,724
Short-term investments	11,392	10,411	10,403
Notes receivable	1,269,314	1,499,425	96,977
Inventories	52,264	100,313	33,815
Other current assets	39,533	14,412	18,800
Total current assets	4,656,754	2,752,296	429,719
Property, plant and equipment, net	1,763,632	1,619,217	1,217,524
Prepaid land use right	38,196	40,592	37,020
Other non-current assets	25,549	800	32,488
TOTAL ASSETS	6,484,131	4,412,905	1,716,751

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	-	-	85,661
Accounts payable and notes payable	115,337	56,422	60,845
Advances from customers-short term portion	375,410	465,973	115,856
Payables for purchases of property, plant and equipment	94,113	104,160	36,018
Other current liabilities	250,805	297,507	96,885
Total current liabilities	835,665	924,062	395,265
Long-term borrowings	-	-	70,948
Advance from customers – long term portion	95,647	99,409	78,212
Other non-current liabilities	42,850	49,262	29,017
TOTAL LIABILITIES	974,162	1,072,733	573,442

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,050,213	2,705,856	1,096,415
Non-controlling interest	1,459,756	634,316	46,894
Total equity	5,509,969	3,340,172	1,143,309
TOTAL LIABILITIES & EQUITY	6,484,131	4,412,905	1,716,751

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the six months ended June 30,
	2022	2021
Operating activities:
Net income	1,447,529	330,064
Adjustments to reconcile net income to net cash provided by operating activities	67,106	44,106
Changes in operating assets and liabilities	(385,807)	68,083
Net cash provided by operating activities	1,128,828	442,253

Investing activities:
Net cash used in investing activities	(80,337)	(255,449)

Financing activities:
Net cash provided by / (used in) financing activities	1,579,279	(37,056)

Non-cash transactions
Effect of exchange rate changes	(67,485)	1,572
Net increase in cash, cash equivalents and restricted cash	2,560,285	151,320
Cash, cash equivalents and restricted cash at the beginning of the period	723,966	118,404
Cash, cash equivalents and restricted cash at the end of the period	3,284,251	269,724

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Six months Ended
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2021
Net income	780,479	667,051	242,902	1,447,529	330,064
Income tax expense	143,460	129,908	43,083	273,368	57,570
Interest expense, net	3,677	1,468	6,431	5,146	13,973
Depreciation & Amortization	27,765	28,359	19,322	56,124	38,236
EBITDA (non-GAAP)	955,381	826,786	311,738	1,782,167	439,843
EBITDA margin (non-GAAP)	76.8%	64.6%	70.6%	70.6%	63.1%

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@Christensenir.com